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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2012
REGISTRATIONS BRANCH
02

SECU   12061672   SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68352

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GETCO Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 N. Orleans Street 3rd Floor South
(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Grieb (312) 931-2355
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Grieb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Getco Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
APOLLONIA PONTICIELLO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/13/12

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Getco Securities, LLC
Index
December 31, 2011



Report of Independent Auditors

To the Member of Getco Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Getco Securities, LLC (the "Company") at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully discussed in Note 7, the Company has significant transactions with its Parent and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

February 28, 2012

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Getco Securities, LLC
Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 71,450,553
Receivable from exchange	2,353,535
Receivable from clearing broker	1,635,582
Securities owned, at fair value	507,854
Furniture, equipment and leasehold improvements - net of accumulated depreciation and amortization of $377,420	310,093
Deferred tax assets	880,980
Other assets	171,346
Receivable from affiliate	934,257
Intangible assets - net of accumulated amortization of $5,068,959	46,758,847
Total assets	$ 125,003,047
Liabilities and Member's Equity	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 404,005
Payables to affiliates and Parent	1,621,881
Accounts payable and accrued expenses	1,434,386
Total	3,460,272
Subordinated borrowings from affiliate (Note 8)	30,000,000
Member's equity	91,542,775
Total liabilities and member's equity	$ 125,003,047

The accompanying notes are an integral part of the financial statement.

1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Getco Securities, LLC (the "Company") is registered with the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities and Exchange Commission (the "SEC") as a securities broker-dealer. The Company is engaged in buying, selling and dealing as principal, primarily in securities as a market maker. The Company's designated self-regulatory organization is FINRA.

The Company is an Illinois limited liability company that was organized on March 28, 2006. The sole member of the Company is GETCO Trading, LLC (the "Parent"), which is a wholly owned subsidiary of Getco Holding Company, LLC ("GHC").

On December 12, 2011, the Company acquired the Designated Market Making ("DMM") rights to over 500 New York Stock Exchange ("NYSE") symbols from Bank of America Specialist, Inc. ("BAML"). The trading of these symbols by the Company was transitioned over a 2-week period beginning December 13, 2011. The Company now has DMM rights to over 800 symbols.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance to achieve common fair value measurements and disclosures requirements between accounting principles generally accepted in the United States ("US GAAP") and International Financial Reporting Standards. This guidance clarifies the application of existing fair value measurement and disclosure requirements, changes certain principles related to measuring fair value and requires additional disclosures about fair value measurements. The guidance is effective for periods beginning after December 15, 2011. The Company is currently evaluating the impact of adoption.

In January 2010, the Financial Accounting Standards Board issued updated accounting guidance for fair value measurements and disclosures. This guidance provides amended disclosure requirements related to fair value measurements. Certain disclosure requirements were effective for the Company beginning January 1, 2010, while other disclosure requirements are effective for fiscal years beginning after December 15, 2010. Since these amended principles require only additional disclosures concerning fair value measurements, adoption did not and will not affect the Company's financial condition, results of operations or cash flows.

Use of Estimates

The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Securities Transactions
Securities and derivative transactions and the associated revenues and expenses are recorded on trade date.

Cash Equivalents
The Company defines cash equivalents as all highly liquid investments purchased with an original maturity of three months or less.

Furniture, Equipment and Leasehold Improvements
Furniture and equipment are recorded at cost and depreciated using accelerated methods over the estimated useful lives of the assets which range from three to seven years. Leasehold improvements are amortized on the straight-line method over the lesser of their useful lives or the life of the lease.

Intangible Assets
Intangible assets, which result from two acquisitions of DMM rights, provide the Company with the exclusive designation of DMM for specific NYSE symbols. Amortization is recorded over the estimated useful life, which is approximately seven years, using the straight-line method. Intangible assets are reviewed for impairment annually or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The Company also files separate state and local income tax returns in the states in which it does business. Income tax expense is recorded based upon the liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled.

Under the accounting guidance related to income taxes, the recognition of a benefit from a tax position requires that management determine whether such tax position is "more likely than not" to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50% likely of being realized upon settlement.

2. Fair Value of Financial Instruments

The accounting guidance for fair value measurement and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identicalassets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 — Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 — Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietaryand provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The Company records its securities at fair value. This category can further be divided between those held long or sold short. Securities whose values are based on quoted market prices in active markets and are, therefore, classified within level 1 include active listed equities. The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Money market instruments included in cash and cash equivalents on the statement of financial condition are also classified within level 1. Fair value for money market instruments is based on quoted net asset value.

The Company did not own any level 2 or level 3 financial instruments at December 31, 2011.

The following table presents the financial instruments carried on the statement of financial condition by caption and by level within the valuation hierarchy as of December 31, 2011.

	Assets at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Money market securities	$ 70,119,305	$ -	$ -	$ 70,119,305
Equities	507,854	-	-	507,854
Subtotal	$ 70,627,159	$ -	$ -	$ 70,627,159

	Liabilities at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Equities	$ 404,005	$ -	$ -	$ 404,005
Subtotal	$ 404,005	$ -	$ -	$ 404,005

Management estimates that the fair value of other financial assets and liabilities recognized on the statement of financial condition approximates carrying value due to their short-term nature.

3. Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased at December 31, 2011 consist of the following:

	Owned	Sold, Not Yet Purchased
Equities	$ 507,854	$ 404,005
Total	$ 507,854	$ 404,005

4. Receivable from Exchanges

Receivable from exchanges represents amounts due from the NYSE resultant from the Company's trading activities, primarily liquidity rebates.

5. Receivable from Clearing Broker

Receivable from clearing broker represents amounts due from the Company's third part clearing broker resultant from monies deposited for margin and trading activities.

6. Income Taxes

The Company is included in the consolidated federal return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company also files separate state and local income tax returns in the states in which it does business.

The sole component of the deferred tax asset at December 31 2011 is as follows:

Deferred tax asset	
Depreciation and amortization	$ 880,980
Deferred tax asset	$ 880,980

The Company has reviewed the components of the deferred tax asset and concluded that it is more likely than not that the deferred tax asset will be realized and, therefore, no valuation allowance is required.

At December 31, 2011, there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns. The Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

As of December 31, 2011, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are as follows:

Jurisdiction	Earliest Tax Year Subject to Examination
U.S. Federal	2010
Various States	2010

7. Related Parties

Global Colocation Services, LLC (a wholly owned subsidiary of GHC) provides market data, information and collocation services to the Company.

The Company does not have any employees. Under a leasing agreement, Getco Support Services, LLC ("GSS"), an affiliate, provides certain services to the Company and, as a result, the costs of compensation and benefits related to GSS employees providing such services are allocated to the Company.

Pursuant to a revenue sharing agreement with an affiliated broker dealer, OCTEG, LLC ("OCT"), the Company shares trading gains and losses on an equal basis.

Under a written agreement, the Company recognizes a management fee to GHC covering administrative expenses incurred by GHC in providing shared services to the Company.

The Company pays certain expenses on behalf of its affiliates and has certain expenses paid by affiliates on its behalf. Such payments are reimbursed by the Company or by the affiliates, as applicable, pursuant to an intercompany expense reimbursement agreement among the Company and GHC.

At December 31, 2011, the amounts due from / to affiliates and Parent included the following:

	Due From	Due To
GETCO, LLC	$ -	$ 28,092
Getco Holding Company, LLC	-	23,605
Getco Support Services, LLC	-	50,369
OCTEG, LLC	934,257	-
Getco Trading, LLC		1,519,815
Total	$ 934,257	$ 1,621,881

8. Subordinated Borrowings from Affiliate

In March 2010, the Company entered a subordinated loan agreement with GHC in the amount of $25,000,000 at a fixed rate of interest of 5% per annum. This loan was repaid in full with a cash payment made in August 2011 for $20,000,000 and a non-cash repayment of $5,000,000 which was recorded as a deemed capital contribution in December 2011. On December 30, 2011, the Company entered into a new subordinated loan agreement with GHC in the amount of $30,000,000, at a fixed rate of interest of 6.36% per annum. The new subordinated loan agreement resulted from a non-cash exchange of equity into subordinated debt. The loan maturity date is December 31, 2013. Without further action by either GHC or the Company, the maturity date will be extended an additional year unless GHC notifies the Company in writing, with a written copy to FINRA, that the scheduled maturity date will not be extended.

The subordinated loan at December 31, 2011 is covered by an agreement approved by the Company's designated examining authority and qualifies as capital in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the loan may not be repaid. Otherwise, the Company may, at its option and with prior written approval from its designated examining authority, repay all or any portion of the principal amount prior to the maturity date at any time.

The carrying amount of the subordinated loan approximates fair value based on the market-rate of interest on the loan.

9. Financial Instruments with Off-Balance Sheet Risk

The Company, in connection with its proprietary trading activities, may enter into transactions involving derivative financial instruments, including option contracts and other financial instruments with similar characteristics.

Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. The options contracts are marked to market based upon quoted market prices.

These financial instruments may have market risk and/or credit risk in excess of amounts recorded on the statement of financial condition. For the year ended December 31, 2010, the Company did not enter into derivative transactions.

Market Risk

Market risk is the potential for changes in the fair value of financial instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates and commodity prices. A description of each such market risk category is set forth below:

- Equity price risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices.
- Interest rate risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates and credit spreads.
- Commodity price risks result from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil and petroleum products.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company manages its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, including options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers. Substantially all of the Company's transactions are executed in exchange traded instruments.

Concentrations of Credit Risk

The Company uses a third-party clearing broker to clear its trades. Cash and financial instruments held at the Company's clearing broker collateralizes amounts due to the clearing broker, if any, and may serve to satisfy regulatory or clearing broker margin requirements. In the event this clearing broker does not fulfill its obligations, the Company may be exposed to risk. This risk of default also depends on the creditworthiness of the counterparties to each of these transactions. The Company attempts to minimize these credit risks by monitoring the creditworthiness of its clearing broker.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.

Management believes that the Company is not exposed to any significant credit risk as a result of its monitoring procedures and the nature of its financial instruments.

10. Commitments and Contingencies

The accounting guidance for guarantees requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

11. Subsequent Events

The Company has evaluated the events and transactions that have occurred through February 28, 2012, the date this report was issued, and noted no items requiring adjustment of the statement of financial condition or additional disclosures.

Getco Securities, LLC

Statement of Financial Condition

December 31, 2011

Available for Public Inspection